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                              September 8, 2023

       Nan Wang
       Chief Financial Officer
       SINOVAC BIOTECH LTD
       No. 39 Shangdi Xi Road
       Haidian District, Beijing 100085

                                                        Re: SINOVAC BIOTECH LTD
                                                            Form 20-F
                                                            Response dated
September 1, 2023
                                                            File No. 001-32371

       Dear Nan Wang:

               We have reviewed your September 1, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevents Inspection, page 94

   1. We note that your proposed disclosure pursuant to Items 16I(b)(2) and (b)(3) refer to
                                                           Antigua or PRC
governmental entities.    We also note your statement that you have
                                                        subsidiaries
incorporated in mainland China, Hong Kong, Singapore, Thailand,
                                                        Philippines, Mexico,
Peru, Colombia, Ecuador, Bangladesh, Indonesia, Chile and
                                                        Pakistan. Please revise
to disclose whether any governmental entities in these jurisdictions own shares of Sinovac
Antigua or its consolidated foreign operating entities or have a controlling financial
interest in Sinovac Antigua or its consolidated foreign operating entities.
 Nan Wang
FirstName
SINOVACLastNameNan       Wang
          BIOTECH LTD
Comapany 8,
September NameSINOVAC
             2023          BIOTECH LTD
September
Page 2    8, 2023 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:      Benjamin Su, Esq.